SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934

                           (Amendment No. 3)


                              ACTV, INC.
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                           (Name of issuer)


                COMMON STOCK, PAR VALUE $0.10 PER SHARE
---------------------------------------------------------------------
                    (Title of class of securities)


                             00088 E 10 4
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                            (CUSIP number)


                        Diana M. Daniels, Esq.
             Vice President, General Counsel and Secretary
                      The Washington Post Company
                        1150 15th Street, N.W.
                         Washington, DC 20071
                          Tel. (202) 334-6000
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       (Name, address and telephone number of person authorized
                to receive notices and communications)


                            March 11, 1997
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        (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         Page of 1 Of 21 Pages

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CUSIP No. 00088 E 10 4         Schedule13D        Page 2 of  21  Pages
          ------------                                      ----
                            Amendment No. 3
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1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      The Washington Post Company
                              53-0182885
                 (I.R.S. Employer Indemnification No.)
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[ ]
                                                                 (b)[ ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS
                                      WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2 (d) or 2(e)                                          [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                State of Delaware
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   NUMBER OF           7   SOLE VOTING POWER
    SHARES                                       -0-
  BENEFICIALLY       --------------------------------------------------
   OWNED BY            8   SHARED VOTING POWER
     EACH                         2,341,334 (see text of Items 4 and 5)
   REPORTING         --------------------------------------------------
   PERSON WITH         9   SOLE DISPOSITIVE POWER
                                  1,341,334 (see text of Items 4 and 5)
                     --------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                                  1,000,000 (see text of Items 4 and 5)
-----------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         2,341,334 (see text of Items 4 and 5)
-----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                      [ ] (See text of Items 4 and 5)
-----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED
    BY AMOUNT IN ROW (11)
                               19.8% (see text of Item 5)
-----------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
                                          CO
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                        Page of 2 Of 21 Pages

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Item 1.  Security and Issuer.

          The Washington Post Company, a Delaware corporation ("TWP"), hereby amends and restates in its entirety its Statement on Schedule 13D (the "Original 13D") relating to the common stock, par value $0.10 per share (the "Common Stock"), of ACTV, Inc., a Delaware corporation (the "Issuer") with its principal executive offices at 1270 Avenue of the Americas, New York, NY 10020, as such Original 13D was filed with the Securities and Exchange Commission (the "Commission") by TWP on March 26, 1992 and subsequently amended. Item 2. Identity and Background.

          (a)-(c) and (f). This Statement is being filed by The Washington Post Company, a Delaware corporation ("TWP"). The address of the principal business and the principal office of TWP is 1150 15th Street, N.W., Washington, DC 20071. The principal business activities of TWP consist of newspaper publishing (principally The Washington
Post), television broadcasting (through the ownership and operation of six network-affiliated stations), the ownership and operation of cable television systems, and magazine publishing (Newsweek magazine).

          The names, business addresses, principal occupations of employment (and the names, principal businesses and addresses of any corporation or other organization in which such occupations or employment are conducted) and citizenship of the directors and executive officers of TWP are set forth in Annex A hereto and are incorporated herein by reference.

          (d) and (e). During the last five years, neither TWP nor, to the best knowledge of TWP, any of the directors and executive officers of TWP have (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


                         Page of 3 Of 21 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

          TWP has invested an aggregate amount of $3,314,768 (including $314,768 of accrued interest) in ACTV, Inc. Such investment was made from the working capital of TWP and separately forwarded as follows: (i) $1,427,900 for the purchase of the 8% Convertible Promissory Note due September 15, 1995, as amended by the letters dated May 29, 1992 and June 30, 1992, from W. C. Samuels, of the Issuer, to R. Hamachek, of TWP (as so amended, the "Note"), together with $314,768 representing interest on the Note, for a total of $1,742,688, which was converted into 871,334 shares of Common Stock based on the price of $2.00 per share on March 11, 1994; (ii) $1,500,000 for the purchase of Common Stock upon the exercise of an option granted under the Option and Majority Control Rights Agreement dated March 17, 1992, as amended by the letters dated May 29, 1992, June 30, 1992, July 14, 1992 and March 11, 1993, from W. C. Samuels, of the Issuer, to R. Hamachek, of TWP, and the Amendment (the "Amendment Agreement") dated June 15, 1993, to the Option Agreement between the Issuer and TWP (as so amended, the "Option Agreement"), by and among the Issuer, TWP, Michael J. Freeman, Ph.D., John A. Lack, William Samuels, David Reese, David Regal and James Crook (each of such individuals being an officer and/or director of the Issuer);
(iii) $100 as consideration for entering into the Option Agreement; and (iv) $72,000 for the purchase of 720,000 shares of Common Stock (the"Initial Shares") pursuant to the Common Stock Purchase Agreement dated March 17, 1992, by and between the Issuer and TWP (the "Common Stock Purchase Agreement").

          In the event TWP acquires further Common Stock it is currently anticipated that the funds required to purchase such Common Stock would be provided from TWP's working capital; however, TWP reserves the right to finance such acquisitions, if any, by other sources yet to be determined, including borrowings.


                         Page of 4 Of 21 Pages

Item 4. Purpose of Transaction.

          TWP has entered into each of the following agreements:

          (i) the Convertible Note Purchase Agreement dated March 17, 1992, by and between the Issuer and TWP, as amended by the letter agreements dated May 29, 1992, and June 30, 1992 (as so amended, the "Note Purchase Agreement");

         (ii) the Security Agreement dated March 17, 1992, by and between the Issuer and TWP (the "Security Agreement");

        (iii)  the Common Stock Purchase Agreement;

         (iv)  the Option Agreement;

          (v) the Standstill Agreement dated March 17, 1992, by and between the Issuer and TWP, as amended by the letters dated May 29, 1992, June 30, 1992, July 14, 1992, and
               March 11, 1994, from W. C. Samuels, of the Issuer, to
               R. Hamachek, of TWP (as so amended, the "Standstill
               Agreement").

         (vi) the Partnership Interest Purchase Agreement dated March 11, 1994, by and between ACTV Education, Inc., and
               Post-Newsweek Education, Inc.;

        (vii) the Security Agreement dated March 11, 1994, by and between the Issuer and TWP (the "Second Security
               Agreement");

       (viii)  the Voting Trust Agreement dated as of March 11,
               1994, by and among TWP and the Issuer; and

         (ix) the Option Agreement dated March 11, 1997, by and among TWP and the Issuer (the "Issuer Option Agreement").

The agreements in (i)-(ix) above are sometimes collectively referred to herein as the "Investment Agreements". The following description of certain provisions of the Investment Agreements, including as to capitalized terms not defined herein, is subject to and qualified in its entirety by reference to


                         Page of 5 Of 21 Pages

Exhibits 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14 and 15 hereto, previously filed with the Commission, which are incorporated herein by reference and Exhibit 16 hereto, filed herewith and incorporated herein by reference. Note Purchase Agreement

          Pursuant to the Note Purchase Agreement, the Issuer issued, and TWP acquired, the Note for a purchase price of $1,427,900. On March 11, 1994, TWP exercised its option under the Note Purchase Agreement to convert all of the unpaid principal amount and all of the accrued but unpaid interest due on the Note into shares of Common Stock (the "Conversion") at a conversion price of $2.00 per share. Pursuant to the Conversion, TWP acquired 871,334 shares of Common Stock. Security Agreement

          The Issuer's obligations to TWP under the Note were secured by security interests in and liens as follows: first in priority with respect to all payments and revenues to which the Issuer became entitled pursuant to the license agreement dated November 2, 1987, by and between the Issuer and Le Groupe Videotron Ltee ("LGV"), as amended on November 12, 1992 (the "License Agreement"), second in priority with respect to the collateral as to which Issuer granted a first priority security interest pursuant to the Termination and Settlement Agreement dated June 11, 1985 by and among the Issuer, Michael J. Freeman, Berte Hirschfield, Catalyst I Partners, Nolan K. Bushnell and Catalyst Technologies (the "Termination Agreement") and first in priority with respect to any existing patents and patent pending applications not subject to the Termination Agreement (collectively the "Collateral"). The Security Agreement was terminated by operation of its terms upon the Conversion. Common Stock Purchase Agreement

          Pursuant to the Common Stock Purchase Agreement, the Issuer sold and TWP purchased the Initial Shares for a purchase price of $72,000, which is par value therefor. The Initial Shares were purchased for investment.


                         Page of 6 Of 21 Pages

Option Agreement

          Pursuant to a Partnership Interest Purchase Agreement, ACTV Education, Inc. (the "Purchaser"), a wholly owned subsidiary of the Issuer, purchased on March 11, 1994, from Post-Newsweek Education, Inc. (the "Seller"), an indirectly wholly owned subsidiary of TWP, its 51 percent interest in the general partnership formed between the Purchaser and the Seller on July 14, 1992. In consideration for such purchase, the Purchaser paid $2,500,000 in cash and executed a Promissory Note dated March 11, 1994 (the "Second Note"), in the principal amount of $2,000,000, which was duly paid as scheduled on or about December 31, 1996.

          The Purchaser's obligations under the Second Note were secured, pursuant to the Second Security Agreement, by security interests and liens as follows: first in priority with respect to any existing United States patents of Purchaser and any pending patent applications of Purchaser not subject to the Termination Agreement and second in priority with respect to all collateral as to which the Issuer had granted a first security interest to certain creditors pursuant to the Termination Agreement. The Purchaser's obligations under the Second Note were further guaranteed pursuant to an unconditional Guaranty dated March 11, 1994 (the "Guaranty"), by the Issuer. The Second Security Agreement and the Guaranty were terminated following the payment in full of the Second Note.

          By virtue of its exercise of the Education Option, TWP had the right to exercise the Common Stock Option at a purchase price of $2.00 per share on or prior to March 15, 1994, or thereafter at a purchase price of $2.50 per share (each an "Option Price"), subject in each case to certain anti-dilution adjustments. On March 11, 1994, TWP exercised the Common Stock Option by purchasing 750,000 shares of Common Stock at the Option Price of $2.00 per share.

          The Option Agreement also gave TWP the right (the "Majority Control Rights"), for a period of time, to purchase directly from the Issuer the amount of shares of Common Stock necessary to bring


                         Page of 7 Of 21 Pages

TWP's percentage ownership of Common Stock to 51%. The Majority
Control Rights expired on March 17, 1997.

          TWP, pursuant to its rights under each of the Option
Agreement, the Common Stock Purchase Agreement and the Note Purchase Agreement has caused the Issuer to register the Common Stock owned by TWP pursuant to such agreement under the Securities Act of 1933.

Standstill Agreement

          The Standstill Agreement had a term of three years, which expired on March 17, 1995. Subject to certain exceptions, the Standstill Agreement barred TWP and its Affiliates from acquiring additional Voting Stock without the Issuer's consent if TWP's Beneficial Ownership (including through Affiliates) of Voting Stock would have exceeded 40% of Total Voting Power of the Issuer.

          Subject to certain exceptions, TWP was also restricted from, inter alia, becoming a "participant" in certain "solicitation" or "election contests" (as such terms are used in Regulation 14A under Section 14 of the Securities Exchange Act of 1934 (the "1934 Act")) inconsistent with, or in opposition to, a recommendation of the majority of the directors of the Issuer or from becoming a member of certain specified groups, or party to any agreement, arrangement, understanding or relationship, or acting in concert with any Person, for the purpose of acquiring, holding, voting or disposing of any Voting Stock, or otherwise becoming a "person" within the meaning of
Section 13(d)(3) of the 1934 Act, if TWP and such Persons owned an aggregate amount of Voting Stock exceeding the limitations upon Voting Stock permitted to be acquired or Beneficially Owned by TWP and its Affiliates.

          However, since the Standstill Agreement expired on March 17, 1995, TWP may now acquire additional Voting Stock.

          Furthermore, TWP had agreed for the term of the Standstill Agreement that, to the extent any shares acquired upon exercise of the Right of First Refusal caused it and its Affiliates to Beneficially Own Voting Stock in excess of the 40% limitation described above, it would, and would cause its Affiliates


                         Page of 8 Of 21 Pages
to, vote all such excess Voting Stock beneficially owned by TWP and its Affiliates in the same proportion as the votes cast by other stockholders of the Issuer (or, at TWP's discretion in favor of any proposal recommended by the Board of Directors).

          Ross Hamachek, Vice President of Planning and Development for TWP, resigned as director of the Issuer as of March 11, 1994, pursuant to the amendment to the Standstill Agreement, and no representative of TWP currently serves the Issuer in any capacity.

          Except as set forth or incorporated by reference above, TWP has no plans or proposals which relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a). Depending upon prevailing economic and investment considerations, including its continuing review of the business and prospects of the Issuer and subject to its obligations under, and certain restrictions set forth in, the Investment Agreements and other factors that TWP may deem relevant, TWP may acquire or dispose of, as the case may be, (i) additional securities of the Issuer, or
(ii) all or any of the shares of Common Stock owned by it, including the Initial Shares, in the open market or in privately negotiated transactions or otherwise, or engage in any other transaction it deems necessary, desirable or appropriate, or otherwise change its intentions with respect to any or all of the matters referred to in this Item 4.

Voting Trust Agreement

          On March 11, 1994, simultaneously with the Conversion and the exercise of the Common Stock Option, TWP and the Issuer entered into a Voting Trust Agreement whereby TWP deposited its 2,341,334 shares (the "Deposited Shares") with William C. Samuels (the "Voting Trustee"). Pursuant to the Voting Trust Agreement, the Voting Trustee is fully empowered and authorized to vote the Deposited Shares, in his unrestricted discretion, at all meetings of stockholders of the Issuer, as fully as any stockholders might do if personally present, to make notice of meetings, and to otherwise act in


                        Page of 9 Of 21 Pages

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respect of all Deposited Shares, except upon the occurrence of the following events, in which case TWP shall have the right to vote the Deposited Shares in its sole discretion:

          (a) if any amendment to the Issuer's certificate of incorporation requiring stockholder approval is proposed by the Issuer's Board of Directors;

          (b) in case of any reclassification or change of the outstanding Common Stock of the Issuer (other than a change in par value to no par value, or from no par value to par value) or in case of any consolidation of the Issuer with, or merger of the Issuer into, another corporation, or in the case of a sale or conveyance to another corporation or other entity of all or substantially all of the property, assets or business of the Issuer;

          (c) upon the commencement of a proxy contest regarding the Issuer's Board of Directors;

          (d) if a person or entity acquires 20 percent or more of the outstanding Common Stock of the Issuer; or

          (e) if a conflict of interest (as determined by TWP in its sole discretion) involving the Voting Trustee or the successor Voting Trustee should arise.

          TWP shall have the right to withdraw any or all Deposited Shares from the restrictions of the Voting Trust Agreement for sale or transfer to an unaffiliated third party. Further, the Voting Trust Agreement has a term of ten years, but shall terminate independently if: (i) TWP exercises the Majority Control Rights; (ii) an entity, through a tender or exchange offer, seeks 15% or more of the Common Stock; (iii) the Voting Trustee fails to deliver a stock certificate to TWP or such other person as TWP shall designate within 5 days of TWP's exercise of the withdrawal rights described above.

Issuer Option Agreement

          On March 11, 1997, TWP entered into the Issuer Option Agreement with the Issuer. Pursuant to the Issuer Option Agreement, the Issuer has acquired an option (the "Option") to purchase up to an aggregate 1,000,000 shares of Common Stock from TWP. The Option must be exercised by March 31,


                        Page of 10 Of 21 Pages

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1999, and is subject to revocation by TWP if the number of issued and outstanding shares of Common Stock is 23,000,000 or more. The option exercise price is $4.00 per share for shares purchased by March 31, 1998, and $5.00 per share for shares purchased thereafter. As consideration for the grant of the Option by TWP, the Issuer has agreed to pay to TWP the sum of $250,000 in two equal installments. The first such installment was paid upon the execution of the Issuer Option Agreement. The second such installment is to be paid on January 2, 1998. The Option shall terminate automatically if the Issuer fails to pay such second installment on January 2, 1998 or fails to exercise the Option by March 31, 1999.

Item 5. Interest in Securities of the Issuer.

          TWP is deemed to beneficially own, in the aggregate, 2,341,334 shares of Common Stock, or 19.8 percent of the outstanding Common Stock. Such amount of shares is based on the ownership of the 720,000 shares of Common Stock constituting the Initial Shares, the ownership of 871,334 shares of Common Stock issued to TWP upon the Conversion and the 750,000 shares of Common Stock issued to TWP upon exercise of the Common Stock Option. Such percentage of shares is calculated on the basis that the 11,838,734 shares of Common Stock which the Issuer has disclosed were issued and outstanding on March 19, 1997, continue to be the only shares of Common Stock outstanding.

          Pursuant to the Voting Trust Agreement, William C. Samuels serves as the Voting Trustee for TWP's Deposited Shares as described in Item 4 above. Certain information about Mr. Samuels is set forth below:

          William C. Samuels
          ACTV, Inc.
          1270 Avenue of the Americas
          New York, NY 10020
          President and Chief Executive Officer

          To the best knowledge of TWP, during the last five years, Mr. Samuels has not been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such

                        Page of 11 Of 21 Pages

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proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Pursuant to the Issuer Option Agreement, TWP and the Issuer share beneficial ownership of 1,000,000 shares of Common Stock.

          Except as set forth above, neither TWP, nor, to the best knowledge of TWP, any person listed on Annex A, has effected any transactions in Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than the information set forth in response to Item 3 and Item 4 and the copies of the Investment Agreements filed as Exhibits 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15 and 16
hereto, respectively, which are incorporated herein by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between TWP and any other person or, to the best knowledge of TWP, between any of TWP's directors and executive officers and any other person with respect to any securities of the Issuer.

Item 7. Material To Be Filed as Exhibits.

Exhibit 1:  Note Purchase Agreement.*

Exhibit 2:  Security Agreement.*

Exhibit 3:  Common Stock Purchase Agreement.*

Exhibit 4:  Option Agreement.*

Exhibit 5:  Standstill Agreement.*

Exhibit 6:  Letter dated May 29, 1992, from W. C. Samuels, of the
            Issuer, to R. Hamachek, of TWP.*

Exhibit 7: Letter dated June 30, 1992, from W. C. Samuels, of the Issuer, to R. Hamachek, of TWP.*

Exhibit 8: Letter dated July 14, 1992, from W. C. Samuels, of the Issuer, to R. Hamachek, of TWP.*

Exhibit 9: Letter dated March 11, 1993, from W. C. Samuels, of the Issuer, to R. Hamachek, of TWP.*

Exhibit 10: Amendment dated June 15, 1993, to the Option Agreement between the Issuer and TWP.*

Exhibit 11: Partnership Interest Purchase Agreement dated March 11,
            1994, by and between the Purchaser and the Seller.*

Exhibit 12: Security Agreement dated March 11, 1994, by and between the Issuer and TWP.*

Exhibit 13: Voting Trust Agreement dated March 11, 1994, by and among the Voting Trustee, the Issuer and TWP.*

Exhibit 14: Letter dated March 11, 1994, from W. C. Samuels of the
            Issuer, to R. Hamachek of TWP concerning the Option Agreement.*

Exhibit 15: Letter dated March 11, 1994, from W. C. Samuels of the
            Issuer to R. Hamachek of TWP concerning the Standstill
            Agreement.*

Exhibit 16: Option Agreement dated March 11, 1997, by and between the
            Issuer and TWP.**





---------------------
 * Previously filed.
** Filed electronically herewith.


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                               SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 20, 1997


                              THE WASHINGTON POST COMPANY,

                                by  /s/ John B. Morse, Jr.
                                   ---------------------------
                                   Name:  John B. Morse, Jr.
                                   Title:   Vice President-Finance


                        Page of 14 Of 21 Pages

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                        ANNEX A TO SCHEDULE 13D

          Following is a list of the directors and executive officers of The Washington Post Company setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each person. The business address of each person whose principal occupation or employment is with The Washington Post Company is 1150 15th Street, N.W., Washington, DC 20071. Each of the persons against whose name an asterisk appears is a director of The Washington Post Company.

          Each of the persons named below is a citizen of the United States of America.


                         Business Address and Principal Occupation or
   Name                                Employment

Warren Buffett*               Chairman and Chief Executive Officer
                              Berkshire Hathaway Inc.
                              1440 Kiewit Plaza
                              Omaha, NE 68131

Daniel Burke*                 Retired President
                              Capital Cities/ABC, Inc.
                              77 W. 66th Street
                              New York, NY 10023

James E. Burke*               Chairman
                              Partnership for a Drug-Free America
                               (charitable organization)
                              405 Lexington Avenue
                              New York, NY 10174

Martin Cohen*                 Vice President
                              The Washington Post Company

George J. Gillespie, III*     Attorney
                              Member of Cravath, Swaine & Moore
                              Worldwide Plaza
                              825 Eighth Avenue
                              New York, NY 10019

Ralph E. Gomory*              President
                              Alfred P. Sloan Foundation
                               (charitable organization)
                              630 Fifth Avenue, Suite 2550
                              New York, NY 10111

Donald E. Graham*             Chairman of the Board and
                               Chief Executive Officer
                              The Washington Post Company


                        Page of 15 Of 21 Pages

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                         Business Address and Principal Occupation or
   Name                                Employment

Katharine Graham*             Chairman of the Executive Committee
                              The Washington Post Company

Donald R. Keough*             Chairman
                              Allen & Company Incorporated
                              711 Fifth Avenue
                              New York, NY 10022

Barbara Scott Preiskel*       Attorney
                              60 E. 42nd Street, Suite 3125
                              New York, NY 10165

William J. Ruane*             Chairman of the Board
                              Ruane, Cunniff & Co., Inc.
                               (investment management)
                              767 Fifth Avenue, Suite 4701
                              New York, NY 10153

Richard D. Simmons*           Retired
                              105 North Washington Street, Suite 202
                              Alexandria, VA 22314

Alan G. Spoon*                President and Chief Operating Officer
                              The Washington Post Company

George W. Wilson*             President
                              Monitor Publishing Company
                               (newspaper publishing)
                              Box 1177
                              Concord, NH 033012

Diana M. Daniels              Vice President, General Counsel and Secretary
                              The Washington Post Company

Ross F. Hamachek              Vice President-Planning and Development
                              The Washington Post Company

Beverly R. Keil               Vice President-Human Resources
                              The Washington Post Company

Guyton H. Knight, III         Vice President-Corporate Communications
                              The Washington Post Company

John B. Morse, Jr.            Vice President-Finance and Chief Financial
                               and Accounting Officer
                              The Washington Post Company


                        Page of 16 Of 21 Pages

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                         Business Address and Principal Occupation or
   Name                                Employment

Patrick Butler                Vice President
                              The Washington Post Company

Ralph Terkowitz               Vice President-Technology
                              The Washington Post Company

Hal Jones                     Controller
                              The Washington Post Company

Christopher Schroeder         Treasurer and Director of Corporate Strategy
                              The Washington Post Company

John F. Hockenberry           Associate General Counsel
                              The Washington Post Company

James W. Keller               Assistant Treasurer
                              The Washington Post Company


                        Page of 17 Of 21 Pages

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                             Exhibit Index


Exhibit No.                      Description

   16 Option Agreement dated March 11, 1997, by and between the Issuer and TWP.



















                        Page of 18 Of 21 Pages

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                                                            EXHIBIT 16



                           OPTION AGREEMENT

          OPTION AGREEMENT, made this 11th day of March 1997, by and between The Washington Post Company ("Optionor"), a corporation having its principal place of business at 1150 15th Street NW, Washington, D.C., and ACTV, Inc. ("Optionee"), a corporation having its principal place of business at 1270 Avenue of the Americas, New York, N.Y.

          WHEREAS, Optionor currently owns 2,341,334 shares of Common Stock Optionee; and

          WHEREAS, Optionee desires to obtain from Optionor and Optionor desires to provide to Optionee the Option to obtain from Optionor up to 1 million shares of Common Stock of Optionee owned by Optionor.

          NOW, THEREFORE, in consideration of the recitals and the mutual promises set forth below, the parties hereby agree as follows:

          1. Grant of Option. In accordance with the terms and conditions of this Option Agreement, Optionor hereby grants to Optionee an option to purchase up to an aggregate of 1 million shares of Common Stock of Optionee owned by Optionor ("Option Shares"). In the event of any change in the number of issued and outstanding Common Stock by reason of any stock dividend, split-up, recapitalization, combination, conversion, exchange of shares or other change in the corporate or capital structure of Optionee, the number of shares subject to the Option and the purchase price shall be adjusted appropriately. The adjustment shall be such as to put the parties in the same position as if the Option had been fully exercised immediately prior to the event occasioning the adjustment.

          This Option may be revoked by the Optionor at any time during the term of this Option Agreement if the number of issued and outstanding shares of Common Stock of Optionee is 23,000,000 or more.

          2. Exercise of Option. Optionee may exercise the Option in whole or in part, at any time or from time to time prior to the Expiration Date (as hereinafter defined), by written notice (which shall be irrevocable and unconditional) to the Optionor specifying (i) the number of shares it will purchase, (ii) the amount of cash to be delivered to the Optionor pursuant to paragraph 3 hereof, and (iii) the date for the closing ("Closing"), which shall in no event be later than 10 business days after Optionee has exercised the Option. In no event may the Option be exercised after March 31, 1999; such date of expiration is hereinafter referred to as the "Expiration Date".

          3. Price. If the Option is exercised on or prior to the close of business on March 31, 1998, the Optionee may purchase Option Shares at an option exercise price of $4.00 per share. If the Option is exercised on or after April 1, 1998 through the close of business on March 31, 1999, the Option may purchase Option Shares at an option exercise price of $5.00 per share. At each Closing, (a) against delivery of the Option Shares to be purchased, Optionee shall pay to Optionor the aggregate purchase price for the Option Shares being purchased at such Closing by delivery to Optionor by wire transfer of same day funds in such amount to an account designated by Optionor, and (b) Optionor shall deliver to Optionee a certificate or certificates


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


representing the number of Option Shares so purchased, free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever. At any such Closing, Optionee shall deliver (x) a letter addressed to Optionor representing that the Option Shares so acquired will not be offered for sale or otherwise disposed of in violation of the Securities Act of 1933, as amended, and (y) a legal opinion addressed to Optionee from Optionee's counsel, which counsel shall be satisfactory to Optionor, stating that such purchase is legal and valid and in accordance with law.

          4. Consideration. This Option is granted in consideration for Optionee's payment to Optionor of the sum of Two Hundred Fifty Thousand Dollars ($250,000) in two equal installments, the first installment to be paid upon execution by the parties of this Option Agreement and the second installment to be paid on January 2, 1998.

          5. Automatic Termination Upon Expiration. If Optionee fails to make the payment on January 2, 1998, specified in Section 4 hereof or fails to exercise this Option in accordance with its terms and prior to the Expiration Date, then this Option Agreement and the rights of Optionee hereunder shall automatically and immediately terminate without notice on such January 2, 1998 or March 31, 1999, respectively. In the event that this Option is not exercised by Optionee, all sums paid to Optionor by Optionee shall be retained by Optionor in consideration of the grant of this Option.

          6. Representations of Optionor. Optionor hereby represents and warrants to Optionee that (i) Optionor has full corporate power and authority to execute, deliver and perform its obligations hereunder and this Option Agreement is the legal, valid and binding agreement of Optionor, enforceable in accordance with its terms; and (ii) Optionor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power to enter into and perform this Option Agreement.

          7. Representations of Optionee. Optionee hereby represents and warrants to Optionor that (i) Optionee has full corporate power and authority to execute, deliver and perform its obligations hereunder and this Option Agreement is the legal, valid and binding agreement of Optionee, enforceable in accordance with its terms and that each purchase of shares under this Option Agreement will be duly authorized by Optionee, will be legal and valid in accordance with law and not in violation of or inconsistent with any provision of the Certificate of Incorporation or By-laws of Optionee, in each case as amended, or any contract or other commitment applicable to Optionee; and (ii) Optionee is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power to enter into and perform this Option Agreement.

          8. Expenses. The parties hereto shall pay their own expenses incurred in connection with this Agreement.

          9. Assignment. Neither Optionor nor Optionee may assign, transfer, encumber or otherwise convey their rights hereunder and/or this Option Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld.

          10. Governing Law. This Option Agreement shall be subject to and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed in that State without regard to its conflict of law rules.

          11. Notices. Any notice to be given hereunder by either party to the other shall be given in writing and delivered either in person or by prepaid overnight express service to the respective addresses noted above, or such new address as one shall provide the other, in writing.


                        Page of 20 Of 21 Pages

          12. Severability. In the event that any term or provision of this Option Agreement is determined to be void, unenforceable, or contrary to law, the remainder of this Option Agreement shall continue in full force and effect, provided that such continuation would not diminish the benefits of this Option Agreement for either party.

          13. Binding Effect. This Option Agreement shall bind and benefit the parties and their respective officers, directors, agents, personal representatives, authorized assigns, and authorized successors in interest. However, no right or obligation herein may be assigned or delegated by a party, either directly or indirectly by transfer of control, without the prior written consent of the other party, which consent shall not be unreasonably withheld.

          14. Entire Agreement. This Option Agreement constitutes the entire agreement between the parties governing this transaction. No prior agreement or representation, whether verbal or written, shall have any force or effect. This Option Agreement may be modified, superseded or canceled only in writing signed by both parties.

          15. Effect of Headings. The descriptive headings contained herein are for convenience only and shall not affect in any way the meaning or interpretation of this Option Agreement.

          16. Counterparts. This Option Agreement may be signed in counterparts, with the signatures on each counterpart having the same legal effect as if all signatures appeared on the same instrument.

          ACCORDINGLY, the parties hereby witness and execute this Option Agreement on the date first written above.

OPTIONOR:                          OPTIONEE:



By /s/ Ross F. Hamachek              By /s/ William C. Samuels
  --------------------------         ------------------------------
       Ross F. Hamachek                     William C. Samuels


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